Exhibit 99.1

Xueda Education Group Announces Chairman’s Share Purchase Plan

BEIJING, March 22, 2013 – Xueda Education Group (NYSE: XUE) (“Xueda” or the “Company”), a leading national provider of personalized tutoring services for primary and secondary school students in China, today announced that Mr. Rubin Li, Chairman and co-founder of Xueda, intends to use his personal funds to purchase the Company’s American Depositary Shares (“ADS”).

Mr. Li has informed the Company that he intends to make purchases from time to time on the open market. Mr. Li has set up a purchase plan, effective March 21, 2013 and valid through June 20, 2013, to purchase up to 237,900 ADS at prevailing market prices pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.

“I believe that Xueda is well positioned in China’s growing personalized tutoring market,” said Mr. Li, “Along with our CEO’s previously announced purchase plan, my intention to purchase Xueda’s ADS reflects our confidence in the Company’s long-term growth prospects as our entire management team remains highly focused on building long-term shareholders’ value.”

About Xueda Education Group

Xueda Education Group (“Xueda”) is a leading national provider of personalized tutoring services for primary and secondary school students in China.  For more information about Xueda, please visit ir.xueda.com.

Contact:

Xueda Education Group

Sophia Zhou

Tel: +86-10-6427-8899 ext. 6619

Email: zhouqi_1@xueda.com

Asia Bridge Capital Limited

Wendy Sun

Tel: +86-10-8556-9033 (China)

+1-888-550-8392 (U.S.)

Email: wendy.sun@asiabridgegroup.com